FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 001-31819

Gold Reserve Inc.

(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The following exhibit is furnished with this Form 6-K:

99.1         News Release

Cautionary Statement Regarding Forward-Looking Statements and information

The information presented or incorporated by reference herein contains both historical information and "forward-looking statements" within the meaning of the relevant sections of Section 27A of the Securities Act of 1933, as amended (the "Securities Act")  and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and "forward-looking information" within the meaning of applicable Canadian securities laws, that state the Company’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements".

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein and many of which are outside its control. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the uncertainties associated with: the arbitration proceedings under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes ("ICSID"), against the Bolivarian Republic of Venezuela ("Respondent") seeking compensation in the arbitration for all of the loss and damage resulting from Venezuela’s wrongful conduct (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)) (the "Brisas Arbitration"), actions by the Venezuelan government, economic and industry conditions influencing the future sale of the Brisas Project related equipment, and conditions or events impacting the Company’s ability to fund its operations or service its debt.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements. The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

•     outcome of our arbitration against the Bolivarian Republic of Venezuela;

•     continued servicing or restructuring of our Notes or other obligations as they come due;

•     prospects for exploration and development of other mining projects by us;

•     equity dilution resulting from the conversion of the Notes in part or in whole to Class A Common Shares;

•     value, if any, realized from the disposition of the remaining Brisas Project related assets;

•     ability to maintain continued listing on the TSXV or continued trading on the OTCQB;

•     competition with companies that are not subject to, or do not follow, Canadian and U.S. laws and regulations;

•     corruption, uncertain legal enforcement and political and social instability;

•     our current liquidity and capital resources and access to additional funding in the future if required;

•     regulatory, political and economic risks associated with foreign jurisdictions including changes in laws and legal regimes;

•     currency, metal prices and metal production volatility;

•     adverse U.S., Canadian and/or Mexican tax consequences;

•     abilities and continued participation of certain key employees; and

•     risks normally incident to the exploration, development and operation of mining properties.

2

This list is not exhaustive of the factors that may affect any of the company’s forward-looking statements. See "Risk Factors" contained in the Company's Annual Information Form and Annual Report on Form 40-F filed on sedar.com and sec.gov, respectively for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in the Company’s affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with or furnished to the SEC or other securities regulators or documents presented on the Company’s website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to the Company’s disclosure obligations under applicable U.S. and Canadian securities regulations.  Investors are urged to read the Company’s filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedar.com, respectively.

(Signature page follows)

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 29, 2014

GOLD RESERVE INC. (Registrant)

By:    /s/ Robert A. McGuinness

Name:    Robert A. McGuinness

Title:     Vice President – Finance & CFO

4

Exhibit 99.1 News Release

5

NR 14-01

*NOT FOR RELEASE IN THE UNITED STATES*

GOLD RESERVE PLANS TO ISSUE UP TO US $12 MILLION OF NEW CONVERTIBLE NOTES AND EXTEND MATURITY DATE OF US $25.3 MILLION OF EXISTING NOTES

SPOKANE, WASHINGTON, April 29, 2014

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (“Gold Reserve” or the “Company”) is pleased to announce an agreement in principle with its largest noteholders to issue up to US $12 million of new convertible notes (“New Notes”) due December 31, 2015 and modify, amend and extend the maturity date of nearly all of its US$25.3 million outstanding principal amount of previously modified notes (“Modified Notes”) from June 29, 2014 to December 31, 2015. The terms are binding subject to TSX Venture Exchange approval and definitive documents. The Company will issue the New Notes with an original issue discount of 2.5% of the principal amount and will pay a cash extension fee of 2.5% of the principal amount of the Modified Notes being extended.

The New Notes and the Modified Notes (as amended from the date of closing) (collectively the "Notes") will bear interest at a rate of 11% per year, which will be paid in kind  quarterly and added to the principal amount of the Notes. The Notes will be convertible, at the option of the holder, into 266.67 shares of Class A common shares per US $1,000 (equivalent to a conversion price of US $3.75 per common share) at any time upon prior written notice to the Company. The Modified Notes previously had an interest rate of 5.5% and a conversion price of US $4.00 per common share.

The Notes will be senior unsecured obligations of the Company, equal in rank to any future senior obligations of the Company and subject to certain terms including restrictions regarding:  the pledging of assets and incurrence of certain capital expenditures or additional indebtedness without consent of Noteholders; participation rights in future equity or debt financing; redemption at a price equal to 120% of the outstanding principal balance plus accrued interest upon the issuance of a final arbitration award pursuant to the Company’s arbitration proceedings with the Government  of  Venezuela related to Venezuela's expropriation of  the Company’s Brisas Project, provided the Company shall not be obligated to effect any redemption until certain amounts of cash proceeds are received and subject to minimum capital and operating needs of the Company; and restrictions on any amendment or modification to any terms of the Notes without offering such terms to all holders of the Notes on an equitable and pro-rata basis. The transaction is expected to be completed in May 2014.

Doug Belanger, President stated, “We appreciate the continued support of our shareholders and noteholders during the arbitration process.  Extending the maturity of the notes and raising additional funds will allow the Company to pursue the arbitration process through to its full conclusion.”

6

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements that state Gold Reserve's or its management's intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the proposed issuance of the New Notes and modification of the Modified Notes and the arbitration proceedings. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, the risk that the Company may not receive necessary regulatory approvals for the issuance of the New Notes or modification of the Modified Notes and the risk that the Company and the current holders of the Modified Notes may not be able to reach agreement on definitive documentation for the issuance of the New Notes or modification of the Modified Notes.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the SEC.

In addition to being subject to a number of assumptions, forward-looking statements in this release involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including those factors outlined in the "Cautionary Statement Regarding Forward-Looking Statements" and "Risks Factors" contained in Gold Reserve's filings with the Canadian provincial securities regulatory authorities and the SEC, including Gold Reserve's Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2013, filed with the Canadian provincial securities regulatory authorities and the SEC, respectively.

Further information regarding the Company can be located at www.goldreserveinc.com,   www.sec.gov and www.sedar.com.

Gold Reserve Inc. Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”